

Dear Farmer Bros. Employee,

Many of you know me. My grandfather founded Farmer Bros. in 1912. Over the past one-hundred-and-four years the company has grown from a small company in Southern California to a publicly traded, well known national company. As the Co-Trustee of the largest holder - the Farmer family accounts, I can assure you that our family feels an immense responsibility for the company as well as the employees - many of whom I have known for decades. So much so, that we felt compelled to form Save Farmer Bros. which is comprised of certain members of my family.

Our goals are to assist the company in returning to profitable growth, restore a positive corporate culture, link executive pay with performance, avoid the loss of key talent and push the board to implement best practices in corporate governance.

I am reaching out today to urge you to **VOTE YOUR ESOP SHARES TODAY!**

For the past ten years, any unvoted ESOP shares were voted by Plan Trustee in proportion to the votes cast by voting plan participants. It was only after Save Farmer Bros. notified the Board that we intended to run a proxy contest against them that they changed the rules for voting. In an act of self-preservation, the Board changed the voting rules to allow their appointed Trustee to vote the uninstructed shares however they see fit (regardless of the will of the majority of participants). If you were not aware of these changes, you may not be alone. The announcement came at 4:52pm on the Friday before the Columbus Day weekend. Was the announcement made at a time intended to minimize the possibility of anyone noticing? We will leave that determination to you.

**Without your specific voting instructions, the plan Trustee is free to vote YOUR shares however they see fit.** In fact, data obtained by our proxy solicitor indicated that the Trustee had already voted YOUR ENTIRE ESOP PLAN in favor of the Board's nominees BEFORE THE VOTES WERE EVEN TALLIED!

It was only after we publicly called them out for this reprehensible and self-serving behavior that the votes were subsequently reversed.

### THE ONLY WAY TO ENSURE THAT YOUR WISHES ARE REPRESENTED IS TO VOTE YOUR SHARES!

The deadline for voting is December 5$^{th}$, 2016 at 5pm EST. Your shares must be received by the tabulator prior to this deadline in order to be included in the count. Otherwise the Trustee is free to vote them however they wish.

# ALL PLAN VOTING IS CONFIDENTIAL!

**No one will know how you voted. There is no need to fear reprisals from anyone.**

If you have any questions regarding our solicitation or how to vote, you can go to our website:

www.savefarmerbros.com

or contact Okapi Partners LLC the firm assisting us at :



**1212 Avenue of the Americas, 24th Floor**
**New York, NY 10036**
**(212) 297-0720**
**Call Toll-Free at: (877) 274-8654**
**E-mail: info@okapipartners.com**

Make your vote count, vote today by following the instructions on the enclosed card!

Thank you,

Carol Farmer Waite

Save Farmer Bros.